Exhibit 99.1
Logistic Properties of the Americas Announces First Quarter 2025 Earnings Results
Growth Momentum Accelerates with 1Q25 Revenue Increasing 12.9%
SAN JOSÉ, Costa Rica, May 14, 2025 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or the “Company”), announced today its unaudited consolidated financial results for the first quarter ended March 31, 2025 (“first quarter 2025” or “1Q25”). The financial results are expressed in U.S. dollars and are presented in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), which differs in certain significant respects from the U.S. Generally Accepted Accounting Principles (“GAAP”). This information should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s condensed consolidated interim financial statements, including the notes thereto. All comparisons within this announcement are year-over-year (“YoY”), unless otherwise noted. LPA’s financial results are stated in U.S. dollars unless otherwise noted. LPA is a leading developer, owner, acquirer and manager of logistics and industrial real estate of institutional quality in the Americas, and one of the few internally managed, vertically integrated, and institutional platforms operating across the region.
1Q25 Financial and Operating Highlights
•Revenue increased 12.9% to $11.8 million in the first quarter of 2025. The $1.4 million of additional revenue was primarily due to the stabilization of a building in Peru during the first quarter, as well as the stabilization of three buildings in 2024, two in Peru and one in Costa Rica. In addition, the Company had a $0.2 million increase in revenue from positive rental rate growth related to higher rental rates upon lease rollovers or contractual rent increases on existing leases, along with other revenues increasing approximately $0.1 million. Partially offsetting the revenue increase was a $0.2 million decrease related to currency translation effects of leases denominated in Colombian pesos.
•Net Operating Income (“NOI”) increased 6.0% to $9.4 million, primarily due to the above-mentioned building stabilizations and higher rental rates. Same-Property Cash NOI decreased 4.3% to $8.6 million during the period, primarily due to a rent reduction from the prepayment of a financed tenant improvement in Costa Rica and a one-time maintenance expense in Colombia. Additionally, property taxes in Peru increased following a municipal asset revaluation and one-time charges from the municipality.
•The occupancy rate of LPA’s operating portfolio was 98.0% at the end of the first quarter, a 0.3 p.p. decrease from year-end 2024 and a 1.3 p.p. increase from first-quarter 2024. During the first quarter of 2025, LPA signed a USD-denominated lease for 63,109 square feet (“sq. ft.”) of space in Building 100 in its Parque Logístico Callao facility in Lima, Peru with a leading third-party logistics provider, replacing a prior lease with this tenant. LPA also signed a new lease for 71,580 sq. ft. of Gross Leasable Area (“GLA”) at Building 400 in Parque Logistico Lima Sur with a long-standing regional tenant which is one of the world's leading logistics providers.
•General and Administrative expenses increased 112.1% to $3.6 million in 1Q25, primarily due to a $0.8 million increase in other professional services expenses and to $0.3 million in amortization expenses related to Director and Officer liability insurance expenses that have been incurred since LPA’s business combination and related listing on the NYSE American on March 28, 2024. In addition, the Company incurred $0.4 million in total share-based payment compensation in the form of Restricted Stock Units issued to executives in connection with the business combination, as well as $0.1 million of trustee and director fees. Also, an increase in employee headcount during the first quarter increased personnel costs by $0.1 million versus last year’s comparable quarter.
•During 1Q25, LPA repurchased an additional $0.8 million of its ordinary shares, bringing the total amount of repurchased shares to $2.1 million under its $10 million share repurchase program, which will expire on November 20, 2025.
Subsequent Events
On April 30, 2025, LPA announced its plan to expand the Parque Logístico Callao property with the construction of Building 200, a new 227,172 sq. ft. facility that will increase the Company’s footprint in Peru’s underpenetrated logistics real estate market. At the time of the announcement, this facility was more than 70% pre-leased to existing LPA clients, including Peru’s largest consumer products company, which will lease 101,557 sq. ft., and to the country’s largest pharmacy chain, which pre-leased 61,074 sq. ft. Both pre-leases are denominated in U.S. dollars.

CEO Commentary
The growth momentum of our multinational, vertically integrated real estate platform accelerated in the first quarter, as demand for institutional quality, strategically located facilities like ours remained strong. The bulk of that demand came from LPA’s large and diverse customer base, comprised of both regional and global leaders in consumer goods, third-party logistics and retail. We continue growing with our customers and deepening our relationships with them, as they further expand their operations in response to growing domestic consumption in LPA’s foundational markets: Costa Rica, Colombia and Peru.
During the quarter, one of those customers, a leading global logistics company, signed an additional lease with us that brought LPA’s operating GLA to a fully leased status, a significant milestone. The following month we also announced that we will increase the space of our other Peruvian park, Parque Logístico Callao, with the addition of a 227,172 sq. ft. building. Reflecting the scarcity of premium facilities like ours in key urban markets like Lima, this facility was more than 70% pre-leased. Securing land in such a strategic location represents a high barrier to entry typical of the markets where we have chosen to operate, due to the prevalence of highly fragmented land ownership, which our Company is uniquely able to capitalize on. The concessionaire of this land sought a strategic partner in the region with LPA’s unique characteristics: a recognized institutional-level player with a strong, long-standing track record of developing and operating world-class logistics parks.
Some of LPA’s clients are also expanding in Mexico, and our deep relationships will enable us to grow with them in this market as well. Although there is considerable uncertainty surrounding nearshoring in Mexico currently, domestic consumption remains resilient and robust, driving demand for premium facilities that are strategically located in the country’s key sub-markets. Mexico lengthens LPA’s growth runway substantially, complementing the robust development opportunities we are seeing in our foundational markets. We will continue to work with local partners that have deep and extensive relationships in this far larger market, as well as complementary local market knowledge and on-the-ground expertise. We will also remain highly selective when investing, as we are when choosing our tenants.
Our vision and ambition to substantially expand and scale LPA’s unique real estate platform are backed by our team’s extensive industry and market experience, a robust balance sheet, and strong underlying fundamentals such as high occupancy levels and dollar-based rents. As we look ahead, we believe LPA remains well positioned to create enduring value for our shareholders.
Esteban Saldarriaga
Chief Executive Officer
Real Estate Portfolio

	As of and for the three months ended March 31, 2025	As of and for the year ended December 31, 2024	As of and for the three months ended March 31, 2024
Number of operating real estate properties	31	30	28
Operating GLA (sq. ft)	5,292,588	5,121,625	4,743,305
Leased GLA (sq. ft)	5,810,181	5,637,044	5,523,194
Number of tenants	57	57	52
Average rent per square foot	$7.96	$7.79	$7.81
Weighted average remaining lease term	5.0 years	5.1 years	5.6 years
Stabilized occupancy rate (% of GLA)	98.0%	98.3%	96.7%

Financial Performance
Revenues

	For the three months ended March 31,
	2025	2024	% Change
Costa Rica	$6,000,839	$5,655,817	6.1%
Colombia	2,400,284	2,339,372	2.6%
Peru	3,363,652	2,431,060	38.4%
Unallocated revenue	75,016	57,213	31.1%
Total revenues	$11,839,791	$10,483,462	12.9%
Investment Property Operating Expenses

	For the three months ended March 31,
	2025	2024	% Change
Costa Rica	$848,787	$836,113	1.5%
Colombia	458,526	242,525	89.1%
Peru	1,030,389	453,156	127.4%
Total investment property operating expense	$2,337,702	$1,531,794	52.6%
Supplemental Information
Please refer to LPA’s quarterly Supplemental Information and Management Discussion and Analysis, both of which are available on the Company’s Investor Relations website at https://ir.lpamericas.com
1Q25 Earnings Conference Call
When: May 15, 2025, 9:00 a.m. Eastern Time / 8:00 a.m. Central Time
Who: Mr. Esteban Saldarriaga, Chief Executive Officer, Mr. Paul Smith, Chief Financial Officer, and Mr. Camilo Ulloa, Investor Relations
Dial-in: (800) 715-9871 (USA Toll-free), +1 (646) 307-1963 (USA/International)
Passcode: 6436556
Pre-Register: You may pre-register at any time at: https://events.q4inc.com/attendee/792351444. Callers will need to press # to be connected to an operator to access LPA’s financial results conference call via telephone.
Webcast: https://events.q4inc.com/attendee/792351444
A call recording will also be available for replay on LPA’s website for a limited time.
About Logistic Properties of the Americas
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of March 31, 2025, LPA’s operating and development portfolio was comprised of 33 logistics facilities in Costa Rica, Colombia and Peru totaling approximately 536,000 square meters (or approximately 5.8 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com

Forward-Looking Statements
This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.
Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.
Investor Relations Contacts
Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com
Barbara Cano/Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com